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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	PETRELLO, ANTHONY G(1) (Last) (First) (Middle)		NABORS INDUSTRIES LTD. (NBR)

	C/O NABORS CORPORATE SERVICES 515 WEST GREENS ROAD SUITE 1200	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	HOUSTON, TX 77067 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				PRESIDENT AND COO

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		06/20/02				G		50,000	D	$0		101,012		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Options (Right to buy)		$27.05		01/22/02				A (2)		950,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	07/22/02	01/22/12		Common Stock	950,000		$27.05		950,000		D(3)

Explanation of Responses:

(1) ON JUNE 24, 2002 NABORS INDUSTRIES, LTD., A BERMUDA EXEMPTED COMPANY BECAME THE SUCCESSOR OF NABORS INDUSTRIES, INC., A DELAWARE CORPORATION, PURSUANT TO THE CONSUMMATION OF A CORPORATE REORGANIZATION. THE CORPORATE REORGANIZATION HAD THE EFFECT OF CHANGING NABORS' DOMICILE FROM DELAWARE TO BERMUDA, BUT DID NOT ALTER THE PROPORTINATE INTERESTS OF SECURITY HOLDERS.

(2) Grant of stock options under a transaction exempt under Rule 16b-3. The options vest six months from the date of grant.

(3) Owned directly or indirectly by revocable trust of which the Reporting Person is a trustee and as to which the Reporting Person has voting and dispositive power.

/s/ ANTHONY G. PETRELLO	1/20/03
**Signature of Reporting Person	Date

PETRELLO, ANTHONY G C/O NABORS CORPORATE SERVICES 515 WEST GREENS ROAD SUITE 1200 HOUSTON TX 77067 NABORS INDUSTRIES LTD. (NBR) 12/31/2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.